EXHIBIT (d)(7)


CHEMFAB CORPORATION                               NORTON COMPANY
701 Daniel Webster Highway                        One New Bond Street
Merrimack, New Hampshire 03054                    Worcester, Massachusetts 01615
Contact: Larry Richard                            Contact: William Seiberlich
Phone:     603-424-9000                           Phone: 610-341-7187


                             FOR IMMEDIATE RELEASE:


                     NORTON COMPANY COMPLETES TENDER OFFER
                            FOR CHEMFAB CORPORATION

Valley Forge, PA, August 30, 2000 -- Norton Company, an indirect wholly owned subsidiary of Compagnie de Saint-Gobain (Paris) today announced the successful completion of its tender offer, made through an indirect wholly owned subsidiary, PPLC Acquisition Corp., for all of the outstanding shares of common stock of Chemfab Corporation (NYSE: CFA) at $18.25 per share, net to the seller in cash. The offer expired, as scheduled, at 12:00 midnight (EDT) on Tuesday, August 29, 2000.

As of the expiration of the offer, based on preliminary information from the depositary for the offer, approximately 93 percent of the outstanding shares of Chemfab Corporation common stock had been tendered, including shares tendered pursuant to a guarantee of delivery. Norton has accepted for payment all validly tendered shares and expects to make payment for the accepted shares on September 5, 2000.

Norton and Chemfab Corporation will now proceed to complete a merger pursuant to which PPLC will merge with and into Chemfab and Chemfab will become an indirect wholly owned subsidiary of Norton Company. Pursuant to the merger, each share of Chemfab common stock that was not tendered in the offer will be converted into the right to receive $18.25 in cash, without interest, subject to appraisal rights. The merger is expected to be completed promptly upon the completion of corporate formalities.

Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain. A worldwide manufacturer serving a broad range of industries, Norton is a leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's subsidiary, Saint-Gobain Performance Plastics Corporation, processes high-performance plastics and elastomers into flexible foams, bearings, tubing and fluid handling systems, films, sealants and pressure-sensitive tapes.

Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, ceramics, high-performance plastic products, and piping. The company=s 1999 sales totaled approximately $25 billion.


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Chemfab is an international manufacturer and marketer of engineered products based on its expertise and technology in flexible polymeric composite materials. Worldwide end-use applications for Chemfab's products are architectural, aerospace, communications, electrical, environmental, food processing, laboratory testing, packaging, protective systems, consumer bakeware applications, other industrial businesses, medical electronics, personal care, healthcare and specialty apparel businesses.


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